May 1, 2025

Ernest Lee
Chief Executive Officer
FirstVitals, Inc.
2605 Camino Tassajara #2500
Danville, CA 94526

       Re: FirstVitals, Inc.
           Offering Statement on Form 1-A
           Filed April 4, 2025
           File No. 024-12598
Dear Ernest Lee:

        We have reviewed your offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Offering Statement on Form 1-A filed April 4, 2025
Cover Page

1. Please revise your cover page to state whether you are utilizing the Form S-1 disclosure format or the Offering Circular disclosure format. Refer to
Part II(a)(1) of
       Form 1-A. Please ensure you include the required disclosure based upon which format you are utilizing.
2. We note your cover page indicates you are offering 6,341,625 shares in this offering.
       We also note your disclosure that the maximum offering amount is $20,740,000. At that maximum offering amount, you would only be able to sell 2,440,000 at a price per share of $8.50. Please revise the amounts for consistency or advise.
3. Please revise the offering statement to consistently state the price each share will be sold at in the offering. In this regard, we note your disclosure on page 2 that each share will be sold at "Five Dollars ($8.50) per Share."
4. We note your brief description of your company on the cover page. When discussing the company on the cover page, please provide more prominent disclosure that the
 May 1, 2025
Page 2

       Company has not generated any revenue or commenced revenue generating operations as of the date of the Offering Circular. We note your disclosure in the
       summary of the offering section on page 6.
5. We note your statements regarding your "first-in-market" AI-driven VCE platform here and on page 6. This term suggest that your product candidate is effective and likely to be approved by the FDA. Please delete these references throughout your offering statement as they are speculative in light of the current regulatory status of your product candidate. To the extent your use of these terms is intended to convey your belief that the product is based on a novel technology or approach and/or is further along in the development process, you may discuss how your technology differs from technology used by competitors and, as applicable, that you are not aware of competing products that are further along in the development process. Statements such as these should be accompanied by cautionary language that the statements are not intended to give any indication that the product candidate has been proven effective or that it will receive regulatory approval.
6. We note your disclosure here and throughout the offering statement that you have a particular focus on companion pets and the equine industry. Please expand your disclosure to discuss the current status of your product development for these applications and any work you have completed to date. Please explain if there are specific aspects of your AI product, or plan for an AI product, that will give you a competitive advantage in these industries. Please disclose if there are any agreements in place to partner with industry participants. If so, please describe the material terms of the agreements and file the agreements as exhibits to the Offering Circular, or, in the alternative, tell us why they are not required to be filed. Refer to
Item 17.6 of
       Form 1-A.
7. Please revise the cover page legend to conform with the legend required by Rule
       253(f) of the Securities Act. Specifically, we note that your current legend says
       "however, the commission has not made an independent determination that this investment involves a degree of risk that may not be suitable for all persons" rather than "however, the Commission has not made an independent determination that the securities offered are exempt from registration."
8. It appears you may be a shell company as defined in Rule 405 under the Securities
       Act of 1933 because you have no or nominal operations and assets consisting solely of cash and cash equivalents. Please explain whether you currently have more than nominal operations or non-cash assets and provide us with a detailed legal analysis explaining why you are not a shell company. If you conclude you are a shell company, please provide cover page disclosure and add a risk factor that highlights the consequences of your shell company status.
Rule 251(d)(3)(i)(F) Disclosure, page 3

9. You state here that Rule 251(d)(3)(i)(F) requires the offering to be in an amount that, at the time the offering statement is qualified, is reasonably expected to be offered and sold within one year from the initial qualification date. Please clarify if this timeframe should be one or two years pursuant to the requirements of Rule 251 or the terms of your offering.
 May 1, 2025
Page 3

Summary of the Offering, page 10

10.    We note your statement that the Company has not commenced "revenue generating
       operations" as of the date of the Offering Circular. Please expand your disclosure to explain the current status of your business operations generally and the products or services you intend to offer. Specifically, please disclose whether you have already developed any VCE product or AI software. If you have not yet developed any
       products or prototypes, please provide prominent disclosure to that effect and include applicable risk factor disclosure.
11.    Please remove the inappropriate disclaimer that    [t]his circular is
qualified in its
       entirety by reference to such documents as they may be amended, and all documents related thereto, copies of which will be made available upon request and should be thoroughly reviewed prior to purchasing a share.
12. Please revise the disclaimer on page 12 to eliminate the inappropriate disclaimer that
       you    make no express or implied representation or warranty as to the completeness of
       the information or, in the case of projections, estimates, future plans or forward looking assumptions or statements, as to their attainability or the accuracy and completeness of the assumptions from which they are derived, and it is expected that each prospective investor will pursue his, her or its own independent
investigation.    It
       is not appropriate to directly or indirectly disclaim liability for statements in your offering statement. Investors are entitled to rely on your disclosure. Please revise or specifically state that you take responsibility for these statements in this document.
13. Please note in the summary section that your auditor's report includes an explanatory paragraph regarding substantial doubt about your ability to continue as a going concern.
Forward Looking Statements, page 12

14. Please revise or remove your statements that investors should not rely on forward-
       looking statements. Investors are entitled to rely on your disclosure. Investment Risks
There is limited governmental review, page 14

15. Please revise your risk factor on page 14 to remove the statement that [t]his offering
       has been qualified by the U.S. Securities and Exchange Commission    or
to clarify that
       no securities may be sold until such time as the offering has been qualified.
 May 1, 2025
Page 4
Conflict of Interest Risks
The Company is under significant control by one person, Ernest Lee, page 15

16. We note your disclosure that Ernest Lee, Chief Executive Officer, has 94% voting control through his ownership of 6,000,000 shares of common stock. As such, it appears that you are currently a controlled company and, subject to the number of shares sold in the offering, may remain a controlled company. If true, please revise the cover page to prominently disclose that the company is currently, and may continue to be, a controlled company, identify the controlling stockholder and such stockholder's total voting power.
General Business Risks
The Company's business is indirectly subject to healthcare industry cost containment and healthcare reform measures..., page 19

17. We note your disclosure here that you have several customers. Elsewhere you state that you have not generated any revenue and have not commenced revenue generating operations as of the date of the Offering Circular. Please revise this offering statement to give a description of your customer base or revise clarify that you currently do not have any customers.
Dilution, page 25

18. Please reconcile the disclosure of 6,340,625 common shares issued prior to the offering with the 1,000 shares issued as outstanding on the balance sheet and disclosure of 6,341,625 shares issued subsequent to September 30, 2024, disclosed on page 65.
19. We note your disclosure here that 6,051,000 common shares have been issued to two officers prior to this offering. To the extent these shares were acquired in transactions during the past year and there is a material disparity between the public offering price and the effective cash cost to these officers for these shares, please provide a comparison of the public contribution under the proposed public offering and the average effective cash contribution of such persons. Please refer to
Item 4 of Part II of
       Form 1-A.
20. Here or elsewhere in the Offering Circular, please provide a brief discussion of the material terms of the Series A Convertible Promissory Note issued to Dr. Steven Gast in the amount of $250,000. Your disclosure should include a discussion of the conversion terms and note whether this offering will trigger your conversion rights.
       Additionally, please note if Dr. Gast is a related party or has any affiliation with the
       Company or management other than as an investor. Finally, please provide risk factor disclosure discussing your indebtedness and the dilution risk to investors upon conversion of the note.
Investor Suitability Standards, page 25

21.    We note you mention a    Tier 1    offering in this section. Please
revise to reflect that
       this is a Tier 2 offering.
 May 1, 2025
Page 5
Plan of Distribution
How to Invest
Subscription Agreement, page 26

22. We note your disclosure on the cover page that investors will be required to complete a subscription agreement and that "[a]s soon as the Company accepts a subscription, the subscriber's funds will be deposited into the Company's operating account, and then the subscriber will become a shareholder and listed on the Company's share register." We also note your disclosure on page 15 regarding the potential for a delay between the time subscription funds are accepted from Investors and the time when
       such funds are deposited into the Company   s main operating account and
on page 26
       that the Company reserves the right to schedule when closings will occur. Please disclose how long you expect it will take to accept or reject a subscription upon receipt of the subscription agreement and how frequently you expect to schedule closings. Additionally, please disclose whether an investor will have the right to request the return of its subscription payment during the period after a subscription has been submitted but before the Company has determined whether to accept the subscription.
Description of the Business, page 28

23. Your disclosure in various places in this section is presented in the form of an outline rather than narrative disclosure. Please revise the disclosure to provide a narrative description of your business. Please refer to Item 7(a) of Part II of Form 1-A.
24. Please provide the basis or source for the claims made in the Offering Circular regarding your business or discussing data or statistics about your industry and market in which you intend to operate. As examples only, we note statements such as "$1.5b+
       in human endoscopy, untapped veterinary GI market" and "[p]roven demand from hospitals, healthcare providers, and veterinary networks." These statements, and others throughout the offering statement, should be tied to a source. To the extent that any such statement are based on management's beliefs, please revise to state as much.
       If you revise to state these statements are based on management's beliefs, please provide a basis for these beliefs and also discuss the material assumptions and estimates underlying the amount discussed for each data point or statistic.
Management's Discussion and Analysis Of Financial Condition and Results Of Operations
Strategic Path Forward and Scaling Plan Overview, page 44

25. We note certain projections beginning on page 44. Please revise the disclosure to provide a reasonable basis to support the projections. Describe the material assumptions underlying the projections and the limitations of the projections. Explain to us how there is a reasonable basis for the projections given you have not reported sales to date, have not received FDA clearance for AI integration, and appear to lack material operating history. Explain the basis for the year-to-year increase in revenue projected from 2025 to 2027. Refer to section (b) of Part II of Form 1-A and
       Rule 175 under the Securities Act of 1933.
26. Please revise your disclosure that "These projections align with market demand, regulatory timelines, and strategic scaling efforts, ensuring FirstVitals captures a
 May 1, 2025
Page 6

       significant share of the growing AI-powered GI diagnostics market" to clarify projections do not ensure market share and to appropriately convey the risks and inherent uncertainty.
Liquidity and Capital Resources, page 46

27. Revise to disclose the related party payables that funded your business during the period from September 12, 2024 through September 30, 2024 and how you plan to continue to fund your administrative expenses and other cash requirements. Reference
       Item 303(b)(1)(i) and (ii) of Regulation S-K.
Financial Statements of FirstVitals Inc.
Note A Description of Business and Summary of Significant Accounting Policies, page 63

28. Revise to clarify if FirstVitals Inc.'s fiscal year end is September 30, 2024.
Revenue Recognition, page 64

29. You disclose here that the Company recognizes revenue from HbA1c and Vitamin D tests when the test kits are sold for market price to be us at the medical clinics or at home by individuals. Please discuss these business lines in the Offering Circular or advise.
Note E Subsequent Events, page 65

30. We see that subsequent to September 30, 2024, the Company has additionally issued
       6,341,625 shares to employees and other service providers. Please tell us how you determined the value of the shares issued to employees and other service providers since there is no market for your stock.
Part III - Exhibits, page 66

31. Please refile Exhibits 2.1 and 2.2 in the proper text-searchable format. They appear to have been uploaded as images. For guidance, please refer to Item 301 of Regulation
       S-T.
General

32. We note several references throughout the offering statement to FirstVitals being a leader in the market and using promotional language. Please substantiate your claims or revise them to state these are your beliefs. When you discuss your position in various markets, please clarify what metrics you use to determine your position. The language we are referring to includes, but is not limited to:
           "setting new standards;" (pages 2 and 6)
           being a "first-mover;" (pages 2,6, and 43) a "leader in multi-species AI-enhanced endoscopy solutions;" (pages
2 and 6)
           "This positions the Company as the leader in both human and veterinary AI-
           powered GI diagnostics;" (page 42)
           "FirstVitals is uniquely positioned to lead the next wave of GI healthcare innovation;" (page 36) and
 May 1, 2025
Page 7

             "FirstVitals remains at the forefront of AI-driven diagnostics." (page 37)
33. Please revise your disclosure throughout the offering statement to ensure that the information you include is balanced. We note disclosures throughout the offering statement that FirstVitals "is setting new standards," "is pioneering," "is positioned to disrupt," "is set to transform how GI diseases are detected and managed," "is uniquely positioned," "is developing," and is "revolutionizing." To the extent that you cite these strengths, please review each one and revise as necessary to provide balanced information that is of equal prominence. In this regard, we note you have not commenced any revenue generating operations and your statements that the "healthcare technology sector is highly competitive" and that "other companies
       may offer similar AI-enhanced Video Capsule Endoscopy service, and larger, more established competitors may have greater resources to capture market share."
34. We note disclosure throughout the offering statement regarding a VCE device that has
       510(k) clearance from the FDA. For example, we note on pages 16 and 28 that you have entered into negotiations for exclusive worldwide territorial and licensing rights from a VCE company who has already obtained FDA 510(k) clearance for human use in the United States. We also note your disclosure on pages 36 and 40, that state you have already secured exclusive, royalty-bearing license, currently as a Memorandum of Understanding (MOU) to research, develop, manufacture, sell, and distribute AI-
       enhanced VCE technology globally. Please revise the disclosure throughout the offering statement to balance this disclosure and clarify the status of the licensing agreements for the 510(k) cleared device. Please also provide a brief discussion of the material terms of the licensing agreement, including a description of the device and the 510(k) number. Additionally, please file any applicable agreements as exhibits to the Offering Circular, or, in the alternative, tell us why they are not required to be filed. Refer to Item 17.6 of Form 1-A.
35. We note disclosure throughout the offering statement regarding the FDA status of the
       AI integration into a VCE device. For example, we note your disclosure on pages 16,
       28, and 36 that you are actively pursuing FDA 510(k) clearance to incorporate AI into the existing FDA 510(k) cleared device. We note your disclosure on page 28 that you
       "would pursue" FDA 510(k) clearance. Please clarify the status of any applications with the FDA and disclose what steps you have taken to seek FDA clearance for integrating AI into the VCE device.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A,
Rule 257 of Regulation A requires you to file periodic and current reports, including a Form
1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.
 May 1, 2025
Page 8

        Please contact Kristin Lochhead at 202-551-3664 or Terence O'Brien at 202-551-3355
if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas O'Leary at 202-551-4451 or Conlon Danberg at 202-551-
4466 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services
cc:   Conn Flanigan, Esq.